UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  SRKP 22, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

                                Thomas J. Poletti
               c/o Kirkpatrick & Lockhart Preston Gates Ellis LLP
                     10100 Santa Monica Boulevard, 7th Floor
                              Los Angeles, CA 90067
                                 (310) 552-5045
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 17, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Thomas J. Poletti

--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)

            (b)

--------------------------------------------------------------------------------

      3.    SEC Use Only

--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions) (See item 3) PF

--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization U.S.A.

--------------------------------------------------------------------------------

                  7.    Sole Voting Power 496,748

Number of      -----------------------------------------------------------------
Shares
Beneficially      8.    Shared Voting Power
Owned by
Each           -----------------------------------------------------------------
Reporting
Person With       9.    Sole Dispositive Power 496,748

               -----------------------------------------------------------------

                  10.   Shared Dispositive Power

--------------------------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person 496,748

--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11) 6.76%

--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions)

            IN

Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock") of SRKP 22, Inc., whose principal executive offices are located at 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, FL 33308 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Thomas J. Poletti (the "Reporting Person").

      (b) The business address of the Reporting Person is c/o Kirkpatrick & Lockhart Preston Gates Ellis LLP, 10100 Santa Monica Boulevard, 7th Floor, Los Angeles, CA 90067.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is an attorney at Kirkpatrick & Lockhart Nicholson Graham LLP, 10100 Santa Monica Boulevard, 7th Floor, Los Angeles, CA 90067.

      (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

      On October 11, 2007, the Reporting Person acquired directly from the Issuer 248,374 shares of Common Stock at an aggregate purchase price of $175 and a warrant to purchase 248,374 shares of Common Stock at an exercise price of $0.0001 per share (the "Warrant") for an aggregate purchase price equal to $87.50. The source of funding for this purchase was personal funds. The Warrant is immediately exercisable and expires on the earlier of October 11, 2017 or five years from the date the Company consummates a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a "shell company," as defined by Rule 12b-2 under the Securities Exchange Act of 1934 and a "blank check company," as defined by Rule 419 of the Securities Act of 1933.

Item 4. Purpose of Transaction.

      The Reporting Person purchased the 248,374 shares of Common Stock and the Warrant for investment purposes.

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 496,748 shares of Common Stock, representing 6.76% of the outstanding shares of Common Stock (based upon 7,096,390 shares outstanding as of the date hereof).

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 496,748 shares of Common Stock beneficially owned by the Reporting Person.

      (c) The 248,374 shares of Common Stock and the Warrant reported herein were acquired by the Reporting Person effective October 11, 2007.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 496,748 shares of Common Stock beneficially owned by the Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Material to Be Filed as Exhibits.

      None.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        March 17, 2008


                                        /s/ Thomas J. Poletti
                                        ----------------------------------------
                                        Thomas J. Poletti